Pittsburgh & West Virginia Railroad
55 Edison Avenue
West Babylon, NY  11704

October 26, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Pittsburgh & West Virginia Railroad
Registration Statement on Form S-4 (No. 333-176571)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pittsburgh & West Virginia Railroad (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m. (EST), or as soon as practicable thereafter, on Friday, October 28, 2011.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PITTSBURGH & WEST VIRGINIA RAILROAD

By:	/s/ Arun Mittal
Name:	Arun Mittal
Title:	Secretary